February 23, 2009

Via Edgar

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:             Sharon Virga – Senior Staff Accountant
Ivette Leon – Assistant Chief Accountant
Larry Spirgel – Assistant Director

Re:          Smart Comm International Ltd. (formerly Woize International Ltd.)
Form 10-KSB for year ended March 31, 2008
Filed July 14, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-51797

Ladies and Gentlemen:

We are counsel to Smart Comm International Ltd. (the “Company”).  On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond to the comments of the Commission on the above referenced filings in the timeframe required by the letter of Commission dated February 2, 2009. We are hereby requesting an extension of the date to respond until, on or before Monday, March 9, 2009.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com